UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                Vector Group Ltd.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    112525100
                                 (CUSIP Number)

                       Marc Weitzen, Esq., General Counsel
                 Icahn Associates Corp. and affiliated companies
                          767 Fifth Avenue, 47th floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 31, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (Amendment No. 4)

CUSIP No. 112525100

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                       3,630,278

         8        SHARED VOTING POWER
                               0

         9        SOLE DISPOSITIVE POWER
                       3,630,278

         10       SHARED DISPOSITIVE POWER
                               0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       3,630,278

12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*           / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        13.13%

14       TYPE OF REPORTING PERSON*
                           PN

                                  SCHEDULE 13D
                                (Amendment No. 4)

CUSIP No.112525100

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                               0

         8        SHARED VOTING POWER
                       3,630,278

         9        SOLE DISPOSITIVE POWER
                               0

         10       SHARED DISPOSITIVE POWER
                       3,630,278

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       3,630,278

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*           / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          13.13%

14       TYPE OF REPORTING PERSON*
                             CO

                                  SCHEDULE 13D
                                (Amendment No. 4)

CUSIP No.112525100

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                       United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                               0

         8        SHARED VOTING POWER
                       3,630,278

         9        SOLE DISPOSITIVE POWER
                               0

         10       SHARED DISPOSITIVE POWER
                       3,630,278

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       3,630,278

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*           / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       13.13%

14       TYPE OF REPORTING PERSON*
                         IN

                                  SCHEDULE 13D
                                (Amendment No. 4)
CUSIP No. 11252100

1        NAME OF REPORTING PERSON
                  Gail Golden

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                       United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                         12,548

         8        SHARED VOTING POWER
                              0

         9        SOLE DISPOSITIVE POWER
                         12,548

         10       SHARED DISPOSITIVE POWER
                              0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         12,548

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            .045%

14       TYPE OF REPORTING PERSON*
         IN

                                  SCHEDULE 13D
                                (Amendment No. 4)

Item 1.  Security and Issuer

         The Schedule 13D filed with the U.S. Securities and Exchange Commission on January 28, 1998, by the Registrants, as amended on October 7, 1998, April 28, 2000 and May 16, 2001, relating to the common shares, $0.10 par value (the "Shares"), of Vector Group Ltd. (f/k/a Brooke Group Ltd.) (the "Issuer"), is amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration

         The aggregate purchase price of the 1,639,344 Shares purchased by the Registrants not previously reported on a Schedule 13D by the Registrants was $50,000,000. The source of funding for the purchase of these Shares was the general working capital of High River.

Item 5.           Interest in Securities of the Issuer

         (a) On May 31, 2001, High River and the Issuer closed on the purchase of 1,639,344 Shares for $50,000,000 pursuant to a stock purchase agreement (the "Stock Purchase Agreement") between Vector Group, Ltd. and High River, dated May 16, 2001 and filed by Registrants as Exhibit 2 to the Schedule 13D filed on May 16, 2001. After the closing, Registrants may be deemed to beneficially own, in the aggregate, 3,642,826 Shares representing approximately 13.18% of the Issuer's outstanding Shares (based upon the 25,994,721 Shares stated to be outstanding as of May 11, 2001 by the Issuer in the Issuer's Form 10-Q filing, filed with the Securities and Exchange Commission on May 15, 2001, and the Shares issued under the Stock Purchase Agreement).

         (b) High River has sole voting power and sole dispositive power with regard to 3,630,278 Shares. Barberry has shared voting power and shared dispositive power with regard to 3,630,278 Shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to 3,630,278 Shares. Gail Golden has sole voting power and sole dispositive power with regard to 12,548 Shares.

         Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

                                    SIGNATURE


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2001




HIGH RIVER LIMITED PARTNERSHIP

By:      BARBERRY CORP,
         General Partner


         By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory




BARBERRY CORP.


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory



/s/ Carl C. Icahn
CARL C. ICAHN


/s/ Gail Golden
GAIL GOLDEN







[Signature Page of Amendment No. 4 to Schedule 13D with respect to Vector Group
                                     Ltd.]